Filed Pursuant to Rule 433

Registration No. 333-179938

Medtronic, Inc.

Pricing Term Sheet

March 14, 2012

3.125% Senior Notes due 2022

4.500% Senior Notes due 2042

Issuer:	Medtronic, Inc.

Trade Date:	March 14, 2012

Settlement Date:	T+3; March 19, 2012

Denominations:	$2,000 x 1,000

Joint Bookrunners:	Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC

Co-Managers:	Mizuho Securities USA Inc., SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc.

Principal Amount:	US $675,000,000	US $400,000,000

Title:	2022 Note	2042 Note

Security Type:	Senior Note	Senior Note

Ratings:*	A1/A+ (Negative/Stable)	A1/A+ (Negative/Stable)

Maturity:	March 15, 2022	March 15, 2042

Coupon:	3.125%	4.500%

Price to Public:	99.694%	99.837%

Yield to Maturity:	3.161%	4.510%

Spread to Benchmark Treasury:	T + 90 basis points	T + 110 basis points

Benchmark Treasury:	UST 2.000% due February 15, 2022	UST 3.125% due November 15, 2041

Benchmark Treasury Spot and Yield:	97-22, 2.261%	94-22+, 3.410%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2012	March 15 and September 15, commencing September 15, 2012

Optional Redemption:

The issuer may redeem the 2022 Notes in whole or in part, at any time prior to December 15, 2021 (three months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2022 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 15 basis points,

The issuer may redeem the 2042 Notes in whole or in part, at any time prior to September 15, 2041 (six months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2042 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2042 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

In addition, at any time on and after December 15, 2021 (three months prior to their maturity date), we may at our option redeem the 2022 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2022 Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

plus, in each case, accrued and unpaid interest to the date of redemption.

In addition, at any time on and after September 15, 2041 (six months prior to their maturity date), we may at our option redeem the 2042 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2042 Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

CUSIP:	585055 AX4	585055 AW6

ISIN:	US585055AX47	US585055AW63

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Medtronic, Inc. on March 14, 2012 relating to its Prospectus dated March 6, 2012.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.